Filed by Archstone-Smith Operating Trust
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Archstone-Smith Operating Trust
Commission File No.: 1-10272

News Release

Contact:                                 David Pendery
800-982-9293 • 303-708-5959

Archstone-Smith Shareholders Approve Merger with
Tishman Speyer and Lehman Brothers
Transaction still expected to close October 5, 2007

DENVER—August 21, 2007—Archstone-Smith Trust (NYSE:ASN) today announced that its common shareholders voted to approve the previously announced acquisition of Archstone-Smith by an entity jointly controlled by affiliates of Tishman Speyer Real Estate Venture VII, L.P. and Lehman Brothers Holdings Inc.

Approximately 98.9% of Archstone-Smith’s common shares present and voting at the special meeting were voted in favor of the proposed merger, representing approximately 78.0% of the total number of common shares entitled to vote at the special meeting.

Under the terms of the merger agreement, affiliates of Tishman Speyer Real Estate Venture VII, L.P. and Lehman Brothers Holdings Inc. will acquire all common shares of Archstone-Smith outstanding immediately prior to the effective time of the merger for a cash consideration of $60.75 per share, without interest and less applicable withholding taxes.  In addition, in connection with the merger of Archstone-Smith Operating Trust, holders of Archstone-Smith Operating Trust’s Class A-1 common units will receive, for each such unit, one newly issued Series O preferred unit of Archstone-Smith Operating Trust or, if they so elect, a cash payment equal to $60.75, without interest and less applicable withholding taxes, for each Class A-1 common unit that they own or a combination of Series O preferred units and the cash consideration.

As previously announced, the parties are not required to complete the closing of the mergers during the period beginning on August 15, 2007 and ending on October 4, 2007.  Also as previously announced, the consummation of the mergers is currently expected to occur on or about October 5, 2007, but remains subject to customary closing conditions including, among other things, compliance with European antitrust regulations. The closing of the mergers is not subject to a financing condition. Neither Archstone-Smith nor any of its affiliates can give any assurance that the remaining conditions to the closing of the mergers will be met.

The transaction is being financed by equity provided by Tishman Speyer with the balance of the debt and equity capital provided and arranged by Lehman Brothers Holdings, Inc., Banc of America Strategic Ventures, Inc. and Barclays Capital.

Archstone-Smith (NYSE: ASN), an S&P 500 company, is a recognized leader in apartment investment and operations. The company’s portfolio is concentrated in many of the most desirable neighborhoods in the Washington, D.C. metropolitan area, Southern California, the San Francisco Bay Area, the New York metropolitan area, Seattle and Boston. The company continually upgrades the quality of its portfolio through the selective sale of assets, using proceeds to fund investments in assets with even better growth prospects. Through its two brands, Archstone and Charles E. Smith, Archstone-Smith strives to provide great apartments and great service to its customers—backed by unconditional service guarantees. As of June 30, 2007, the company owned or had an ownership position in 348 communities, representing 87,631 units, including units under construction.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on current expectations, estimates and projections about the industry, markets in which Archstone-Smith operates, management’s beliefs, assumptions made by management and the transactions described in this press release. While Archstone-Smith management believes the assumptions underlying its forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of pending legal proceedings instituted against Archstone-Smith, its trustees and certain members of management; (3) the inability to complete the merger due to the failure to satisfy conditions to completion of the merger, including compliance with European anti-trust regulations; (4) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (5) the ability to recognize the benefits of the merger; (6) the amount of the costs, fees, expenses and charges related to the merger and the actual terms of certain financings that will be obtained for the merger; and (7) the impact of the substantial indebtedness incurred to finance the consummation of the merger; and other risks that are set forth under “Risk Factors” in Archstone-Smith’s 2006 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007. All forward-looking statements speak only as of the date of this press release or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.